

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Carl Kaeding
President of Kaeding Development Group, LLC
Auor Capital Fund V LLC
7900 International Drive, Suite 910
Bloomington, MN 55425

> **Re: Auor Capital Fund V LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted May 28, 2024**
> **CIK No. 0002017115**

Dear Carl Kaeding:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, you have failed to include financial statements required by paragraph (a)(2) of Part F/S of Form 1-A. In this regard, the financial statements must be prepared in accordance with US GAAP. We note that the included financial statements are incomplete as they do not include a cash flow statement and statement of stockholder's equity for the period ended 4/30/2024 and do not include footnotes for both the 12/31/2023 and 4/30/2024 periods.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeremy E. Warring